SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

I
Additional financial information

I(i)
Group capital position

Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong Insurance Authority (IA) to determine group regulatory capital requirements (both minimum and prescribed levels). For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the Group Minimum Capital Requirements (GMCR) and the Group Prescribed Capital Requirements (GPCR) from these participating funds.

Regulatory updates

The GWS group capital adequacy requirements require that total eligible group capital resources are not less than the GPCR and that GWS Tier 1 group capital resources are not less than the GMCR. Following the trend to move to risk based regimes (discussed further below), from this reporting period onwards, the headline Group solvency position will be presented by comparing the total eligible group capital resources to the GPCR, rather than to the GMCR, which is more comparable to other global risk based measures. The Hong Kong IA is currently consulting on whether such disclosures should become a requirement for all groups under its supervision. The GPCR also remains the basis of our EEV capital requirements. In addition, the Tier 1 capital resources relative to the GMCR will also be disclosed.

The recent trend to more risk-based capital regimes being adopted in many of the Group’s markets is continuing and this impacts on the Group’s GWS capital measure, which is underpinned by the local regulatory regimes of the Group’s subsidiaries, joint ventures and associates. C-ROSS Phase II became effective in the Chinese Mainland in the first quarter of 2022, and in April 2022 Prudential Hong Kong Limited received approval from the Hong Kong IA to early-adopt the new risk-based capital regime effective from 1 January 2022.

The impact of these changes on the GWS capital position, estimated as at 31 December 2021 and after allowing for the impact of the $1.7 billion debt redemption in January 2022, are shown below:

31 December 2021	Shareholder basis				Total regulatory basis
	GMCR basis			GPCR basis	GMCR basis			GPCR basis
$ billion	As disclosed	Impact of HK RBC & C-ROSS II	Post regulatory updates	Post regulatory updates	As disclosed	Impact of HK RBC & C-ROSS II	Post regulatory updates	Post regulatory updates
Capital resources	15.2	+10.3	25.5	25.5	42.7	(0.7)	42.0	42.0

Required capital	3.7	+1.0	4.7	8.0	10.7	+0.4	11.1	20.6
GWS capital surplus	11.5	+9.3	20.8	17.5	32.0	(1.1)	30.9	21.4
GWS coverage ratio	408%	+137%	545%	320%	398%	-20%	378%	204%

The Hong Kong RBC framework requires liabilities to be valued on a best estimate basis and capital requirements to be risk based, resulting in the release of prudent regulatory margins previously included in liabilities and an increase in required capital. In addition the shareholder position also recognises the value of future shareholder transfers from participating business on an economic basis within the capital resources along with an associated required capital. In total this results in a material increase in the GWS shareholder capital resources and required capital as presented above.

At a GWS total regulatory level, after including the contribution from participating business, the introduction of the Hong Kong RBC framework results in a fall in capital resources. The impact on the shareholder position as noted above is more than offset by the Hong Kong RBC framework requirement to reflect future discretionary policyholder bonuses within the participating business liabilities which were previously treated as capital.

In addition to the regulatory changes discussed above the Hong Kong IA issued guidance in the first half of 2022 on the classification of GWS Tier 1 group capital and the GMCR that should be assessed against this Tier 1 group capital, in particular to ensure that participating business capital resources that are not classified as Tier 1 group capital by the application of local rules, do not attract a corresponding GMCR. Applying this guidance at 31 December 2021 would reduce the total regulatory GMCR presented above of $11.1 billion by $(4.6) billion to $6.5 billion with no impact on the GPCR.

Estimated GWS capital position note (1)

As at 30 June 2022, the estimated shareholder GWS capital surplus over the GPCR is $16.2 billion (31 December 2021: $17.5 billion), representing a coverage ratio of 317 per cent (31 December 2021: 320 per cent) and the total GWS capital surplus over the GPCR is $19.1 billion (31 December 2021: $21.4 billion), representing a coverage ratio of 205 per cent (31 December 2021: 204 per cent). The Group Tier 1 capital resources are $18.4 billion with headroom over the GMCR of $12.8 billion (31 December $14.9 billion), representing a coverage ratio of 325 per cent (31 December 2021: 328 per cent).

For comparison to previous periods, as at 30 June 2022, the estimated shareholder GWS capital surplus over the GMCR was $19.4 billion representing a coverage ratio of 548 per cent (31 December 2021: $20.8 billion representing a coverage ratio of 545 per cent).

	30 Jun 2022			31 Dec 2021
	Shareholder	Add Policyholder note (3)	Total	Shareholder	Add Policyholder note (3)	Total
Group capital resources ($bn)	23.7	13.6	37.3	25.5	16.5	42.0
of which: Tier 1 capital resources ($bn)note (2)	16.3	2.1	18.4	17.9	3.5	21.4

Group Minimum Capital Requirement ($bn)	4.3	1.3	5.6	4.7	1.8	6.5
Group Prescribed Capital Requirement ($bn)	7.5	10.7	18.2	8.0	12.6	20.6

GWS capital surplus over GPCR ($bn)	16.2	2.9	19.1	17.5	3.9	21.4
GWS coverage ratio over GPCR (%)	317%		205%	320%		204%

GWS Tier 1 surplus over GMCR ($bn)			12.8			14.9

Notes
(1)
All 31 December 2021 GWS capital results reflect the impact of the regulatory updates discussed in the section above and are after allowing for the impact of the $1.7 billion debt redemption in January 2022.
(2)
The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. At 30 June 2022, total Tier 1 capital resources of $18.4 billion comprises: $23.7 billion of total shareholder capital resources; less $4.0 billion of Prudential plc issued sub-ordinated and senior Tier 2 debt capital; less $3.4 billion of local regulatory tiering classifications in Singapore and China which are classified as GWS Tier 2 capital resources; plus $2.1 billion of Tier 1 capital resources in policyholder funds.
(3)
This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.

GWS sensitivity analysis

The estimated sensitivity of the GWS capital position to changes in market conditions, using the new GPCR basis as at 30 June 2022 is shown below, for both the shareholder and total capital position.

	30 June 2022
	Shareholder		Total
Impact of market sensitivities	Surplus ($bn)	Coverage ratio	Surplus ($bn)	Coverage ratio
Base position	16.2	317%	19.1	205%
Impact of:
10% increase in equity markets	0.3	(5)%	0.9	(3)%
20% fall in equity markets	(1.7)	(10)%	(3.0)	(6)%
50 basis points reduction in interest rates	0.4	3%	(0.2)	(4)%
100 basis points increase in interest rates	(1.3)	(26)%	(0.6)	(4)%
100 basis points increase in credit spreads	(0.7)	(10)%	(1.3)	(7)%

The sensitivity results above reflect the impact on the Group’s long-term business operations at 30 June 2022. The Group’s retained economic interest in Jackson, which contributed $0.2 billion to the GWS capital surplus at 30 June 2022 being 60 per cent of its market value at that date, and is assumed to be unchanged under stress. The sensitivity results assume instantaneous market movements and reflect all consequential impacts as at the valuation date. These results also allow for limited management actions such as changes to future policyholder bonuses and rebalancing investment portfolios where relevant. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, market risk hedging, further rebalancing of investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

GWS Risk Appetite and capital management

The Group’s capital management framework focuses on achieving sustainable, profitable growth and retaining a resilient balance sheet.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. In respect of regulatory capital limits, a capital buffer above the GPCR is held to ensure the Group can withstand volatility in markets and operational experience, with capital resources remaining sufficient to cover the GPCR even after significant stresses. The calibration of the capital buffer reflects the Group’s risk profile and the external economic environment, and is set and reviewed regularly by the Board.

Typically, this requires a Group shareholder coverage ratio of above 150 per cent of the shareholder GPCR to be maintained and de-risking management actions will be taken as necessary to maintain this buffer.

No maximum limit on the GWS coverage ratio has been set. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus which will only become available as cash flow for distribution over time. The Group’s Free Surplus metric is a better measure of the shareholder capital available for distribution, and is used as the primary metric for assessing the Group’s sources and uses of capital in the Group’s capital management framework, and underpinning the Group’s dividend policy. At 30 June 2022 the Group’s Free Surplus stock (excluding distribution rights and other intangibles) was $8.6 billion, compared to the GWS shareholder surplus of $16.2 billion and a reconciliation is shown below. A projection of expected Free Surplus capital generation for the next 40 years is shown in Section I(vi) of the Group’s 2021 annual report, for in-force business and separately for one years’ new business.

The uses of capital, for both organic and inorganic opportunities, are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally.

Reflecting the Group’s capital allocation priorities, a portion of the free surplus generated in each period will be retained for reinvestment in the business, and dividends will be determined primarily based on the Group’s operating free surplus generation after allowing for the capital strain of writing new business and recurring central costs (on a right-sized basis). To the extent that free surplus arises which is not required to support organic and inorganic growth opportunities, consideration will be given to returning capital to shareholders.

Separate from the capital management framework applied for shareholder-owned capital, the capital held in ring-fenced with-profits funds supports policyholder investment freedom, which increases expected returns for our with-profits funds’ customers. GWS policyholder capital surplus is not available for distribution out of the ring-fenced funds other than as a defined proportion distributable to shareholders when policyholder bonuses are declared. Policyholder fund capital surplus is deployed over time to increase investment risk in the with-profits funds in order to target higher customer returns, or distributed as higher customer bonuses, in line with the specific with-profits bonus policies which apply to each ring-fenced fund. The result of applying these policies is that the aggregate policyholder fund GPCR coverage ratio is typically lower than the GPCR shareholder coverage ratio.

The Total GWS coverage ratio, which is an aggregate of the policyholder and shareholder capital positions, is therefore usually lower than the shareholder coverage ratio, but also less sensitive in stress scenarios, as is shown in the GWS sensitivity analysis section above as at 30 June 2022. The Total GWS coverage ratio is the Group’s regulatory solvency metric to which Group supervision applies, and this total regulatory solvency ratio is managed to ensure it remains above the GPCR by applying separate shareholder and policyholder risk appetite limits, as described above.

Analysis of movement in total regulatory GWS capital surplus (over GPCR)

A summary of the movement in the restated 31 December 2021 regulatory GWS capital surplus (over GPCR) of $21.4 billion to $19.1 billion at 30 June 2022 is set out in the table below.

H1 2022 ($bn)
Total GWS surplus at beginning of period (over GPCR) (Post regulatory updates)	21.4

Shareholder free surplus generation
In force operating capital generation	1.1
Investment in new business	(0.3)
Total operating free surplus generation	0.8

External dividends	(0.3)
Non-operating movements (including market movements)	(1.3)
Other capital movements	(0.5)
Movement in free surplus (see EEV accounts for further detail)	(1.3)

Other movements in GWS shareholder surplus (not included in free surplus)	0.0
Movement in GWS policyholder surplus	(1.0)

Net movement in GWS capital surplus (over GPCR)	(2.3)

Total GWS surplus at end of period (over GPCR)	19.1

The movement in free surplus of $(1.3) billion is discussed in the EEV accounts. Other GWS movements which are not reflected in EEV Free Surplus relate to a $(0.2) billion movement in the items in the Reconciliation of free surplus to GWS capital surplus presented below, offset by a $0.2 billion benefit from the exclusion of the movement in distribution rights and other intangibles from the GWS surplus.

Reconciliation of Free Surplus† to total regulatory GWS capital surplus (over GPCR)

	30 June 2022 $bn
	Capital resources	Required capital	Surplus
Free surplus†	14.2	5.6	8.6
Restrictions applied in free surplus for China C-ROSSnote (a)	2.1	1.4	0.7
Restrictions applied in free surplus for Hong Kong RBCnote (b)	5.3	0.4	4.9
Restrictions applied in free surplus for Singapore RBCnote (c)	2.0	0.1	1.9
Othernote (d)	0.1	0.0	0.1
Add GWS policyholder surplus contribution	13.6	10.7	2.9
Total regulatory GWS capital surplus (over GPCR)	37.3	18.2	19.1
†
As per the “Free surplus excluding distribution rights and other intangibles” shown in the statement of Movement in Group free surplus of the Group’s EEV basis results.

Notes
(a)
Free surplus applies the embedded value reporting approach issued by the China Association of Actuaries (CAA) and includes a requirement to establish a deferred profit liability within EEV net worth which leads to a reduction in EEV free surplus as compared to the C-ROSS surplus reported for local regulatory purposes. Further differences relate to the treatment of China subordinated debt which is excluded from EEV free surplus and which contributes to C-ROSS surplus for local regulatory reporting.
(b)
EEV free surplus for Hong Kong under the Hong Kong RBC regime excludes regulatory surplus that is not considered distributable immediately. This includes Hong Kong RBC technical provisions that are lower than policyholder asset shares or cash surrender floors as well as the value of future shareholder transfers from participating business (net of associated required capital) which are included in the shareholder GWS capital position.
(c)
EEV free surplus for Singapore is based on the Tier 1 requirements under the RBC2 framework, which excludes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used when calculating the GWS capital surplus (over GPCR).
(d) Other primarily relates to asset valuation differences in particular where EEV Principles require surplus assets to be included at fair value whereas within the GWS capital surplus (over GPCR), some local regulatory regimes value certain assets at cost. This item also includes the difference in the valuation of the Group’s retained interest in Jackson which is valued at the listed market value under EEV free surplus as compared to being valued at 60 per cent of the listed market value under GWS capital.

Reconciliation of Group IFRS shareholders’ equity to Group total GWS capital resources

30 Jun 2022 $bn
Group IFRS shareholders’ equity	16.1
Remove DAC, goodwill and intangibles recognised on the IFRS statement of financial position	(7.4)
Add debt treated as capital under GWSnote (a)	4.0
Asset valuation differencesnote (b)	(0.8)
Liability valuation (including insurance contracts) differencesnote (c)	10.8
Differences in associated net deferred tax liabilitiesnote (d)	1.1
Othernote (e)	(0.1)
Contribution from Policyholder business	13.6
Group total GWS capital resources	37.3

Notes
(a)
As per the GWS Framework, debt in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included as Group capital resources but are treated as liabilities under IFRS.
(b)
Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS. This also includes the difference in the valuation of the Group’s retained interest in Jackson which is valued at the listed market value (equal to its fair value) under IFRS as compared to being valued at 60 per cent of the listed market value for GWS capital.
(c)
Liability valuation differences reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. Material differences include in Hong Kong and Singapore where the local capital resources under the local risk-based capital solvency bases permits the recognition of certain negative reserves in the local statutory position that are not fully recognised under IFRS. This also includes the present value of future shareholder transfers from Hong Kong participating business which is included as an asset within the GWS capital resources.
(d)
Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities
(e)
Other differences include the removal of DAC and intangibles of the Group’s joint ventures and associates and in China a difference from the inclusion of subordinated debt as local capital resources on a C-ROSS II basis as compared to being held as a liability under IFRS.

Basis of preparation for the Group GWS capital position

Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources is determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders’ equity (with adjustments described below) for non-regulated entities.

In determining the GWS eligible group capital resources and required capital the following principles have been applied:

-
For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements and prescribed capital requirement set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures;
-
For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
-
For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities;
-
For entities where the Group’s shareholding is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group’s share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings which are not part of the Group;
-
Following the demerger of Jackson from Prudential plc, the Group retains a 14.3 per cent non-controlling interest in Jackson at 30 June 2022. As agreed with the Hong Kong IA this retained interest is included within the GWS eligible group capital resources valued at 60 per cent of the listed market value and contributes $0.2 billion to the GWS capital surplus (over GPCR) at 30 June 2022;
-
Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity’s balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources;
-
Under the GWS Framework, debt instruments in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included as Group capital resources. At 30 June 2022 all subordinated and senior debt (with the exception of the amount issued in the first half of 2022) are included as Group capital resources. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars; and
-
The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes. In addition Prudential also presents a shareholder GWS capital basis which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and GPCR from participating business in Hong Kong, Singapore and Malaysia.

I(ii)
Analysis of adjusted operating profit by driver

This schedule classifies the Group’s adjusted operating profit into the underlying drivers using the following categories:

–
Spread income represents the difference between net investment income and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.
–
Fee income represents profit driven by net investment performance, being fees that vary with the size of the underlying policyholder funds, net of investment management expenses.
–
With-profits represents the pre-tax shareholders’ transfer from the with-profits business for the period.
–
Insurance margin primarily represents profit derived from the insurance risks of mortality and morbidity.
–
Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses (see below).
–
Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. These exclude items such as restructuring and IFRS 17 implementation costs, which are not included in the segment profit, as well as items that are more appropriately included in other categories (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).
–
DAC adjustments comprise DAC amortisation for the period, excluding amounts related to short-term fluctuations in investment returns, net of costs deferred in respect of new business written in the period.

The following analysis expresses certain of the Group’s sources of adjusted operating profit as a margin of policyholder liabilities or other relevant drivers. The 2021 comparative information has been presented at both AER and CER to eliminate the impact of exchange translation.

	Half year 2022			Half year 2021 AER			Half year 2021 CER
		Average			Average			Average
	Profit	liability	Margin	Profit	liability	Margin	Profit	liability	Margin
	$m	$m	bps	$m	$m	bps	$m	$m	bps
		note (a)	note (b)		note (a)	note (b)		note (a)	note (b)
Spread income	156	42,759	73	153	45,993	67	150	45,111	67
Fee income	172	33,540	103	169	32,888	103	164	32,096	102
With-profits	75	81,516	18	62	82,082	15	61	80,885	15
Insurance margin	1,683			1,467			1,434
Margin on revenues	1,542			1,432			1,396
Expenses:
Acquisition costsnote (c)	(1,129)	2,213	(51)%	(990)	2,083	(48)%	(968)	2,036	(48)%
Administration expenses	(899)	76,641	(235)	(804)	79,163	(203)	(780)	77,472	(201)
DAC adjustments	223			238			233
Expected return on shareholder assets	107			101			99
	1,930			1,828			1,789
Share of related tax charges from joint ventures and associatesnote (d)	(32)			(21)			(21)
Long-term business	1,898			1,807			1,768
Eastspring	131			162			155
Adjusted operating profit	2,029			1,969			1,923

Notes
(a)
The calculation of average liabilities is generally derived from opening and closing balances, with average liabilities used to derive the margin for fee income calculated using quarter-end balances to provide a more meaningful analysis. Other than the average liabilities used to calculate the administration expense margin, the average liabilities in the analysis above exclude the liabilities for the Africa operations.
(b)
Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. Half year profits are annualised by multiplying by two.
(c)
The ratio of acquisition costs is calculated as a percentage of APE sales in the period, including with-profits sales. Acquisition costs include only those relating to shareholder-backed business. The ratio of shareholder acquisition costs to shareholder APE sales (excluding with-profits) in half year 2022 is 61 per cent (half year 2021: 60 per cent on both AER and CER basis).
(d)
Under IFRS, the Group’s share of results from its investments in joint ventures and associates accounted for using the equity method is included as a single line in the Group’s profit before tax on a net of related tax basis. In the table above, the results of the joint ventures and associates are analysed by adjusted operating profit drivers and on a pre-tax basis, with related tax charges shown separately in order for the contribution from the joint ventures and associates to be included in the profit driver and margin analysis on a consistent basis with the rest of the business operations.

I(iii)
Analysis of adjusted operating profit by business unit

The table below presents the half year 2021 results on both AER and CER bases to eliminate the impact of exchange translation.

	2022 $m	2021 $m		2022 vs 2021%		2021 $m
	Half year	Half year AER	Half year CER	Half year AER	Half year CER	Full year AER
CPL	149	139	139	7%	7%	343
Hong Kong	501	460	457	9%	10%	975
Indonesia	196	225	222	(13)%	(12)%	446
Malaysia	190	184	175	3%	9%	350
Singapore	340	320	312	6%	9%	663
Growth markets and other
Philippines	59	58	54	2%	9%	110
Taiwan	45	47	46	(4)%	(2)%	94
Thailand	103	91	83	13%	24%	236
Vietnam	155	147	147	5%	5%	317
Other*	192	157	154	22%	25%	219
Share of related tax charges from joint ventures and associate	(32)	(21)	(21)	52%	52%	(44)
Long-term business	1,898	1,807	1,768	5%	7%	3,709
Eastspring	131	162	155	(19)%	(15)%	314
Adjusted operating profit	2,029	1,969	1,923	3%	6%	4,023
*
Includes other growth markets and a number of small items that are not expected to reoccur.

(a)
Eastspring adjusted operating profit

	2022 $m	2021 AER $m
	Half year	Half year	Full year
Operating income before performance-related feesnote (1)	332	374	747
Performance-related fees	4	6	15
Operating income (net of commission)note (2)	336	380	762
Operating expensenote (2)	(184)	(196)	(403)
Group's share of tax on joint ventures' operating profit	(21)	(22)	(45)
Adjusted operating profit	131	162	314

Average funds managed by Eastspring Investments	$241.8bn	$247.6bn	$251.7bn
Margin based on operating incomenote (3)	28bps	30bps	30bps
Cost/income rationote II(v)	55%	52%	54%

Notes
(1)
Operating income before performance-related fees for Eastspring can be further analysed as follows:

	Retail	Margin	Institutional*	Margin	Total	Margin
	$m	bps	$m	bps	$m	bps
Half year 2022	196	52	136	16	332	28
Half year 2021	225	56	149	18	374	30
Full year 2021	449	56	298	17	747	30
*
Institutional includes internal funds.

(2)
Operating income and expense include the Group’s share of contribution from joint ventures. In the condensed consolidated income statement of the Group IFRS financial results, the net income after tax of the joint ventures and associates is shown as a single line item.
(3)
Margin represents operating income before performance-related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are managed by third parties outside the Prudential Group are excluded from these amounts.

(b)
Eastspring total funds under management
Eastspring manages funds from external parties and also funds for the Group’s insurance operations. The table below analyses the total funds managed by Eastspring.

	2022 $bn	2021 AER $bn
	30 Jun	30 Jun	31 Dec
External funds under management, excluding funds managed on behalf of M&G plcnote (1)
Retail	58.4	67.9	68.5
Institutional	11.0	14.9	13.2
Money market funds (MMF)	12.1	13.3	12.3
	81.5	96.1	94.0
Funds managed on behalf of M&G plcnote (2)	9.3	16.1	11.5

External funds under management	90.8	112.2	105.5
Internal funds under management	131.5	141.8	153.0
Total funds under managementnote (3)	222.3	254.0	258.5

Notes
(1)
Movements in external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	2022 $m	2021 AER $m
	Half year	Half year	Full year
At beginning of period	93,956	93,863	93,863
Market gross inflows	43,462	49,736	98,963
Redemptions	(44,898)	(50,605)	(99,862)
Market and other movements	(11,034)	3,102	992
At end of period*	81,486	96,096	93,956
*
The analysis of movements above includes $12,090 million relating to Asia Money Market Funds at 30 June 2022 (30 June 2021: $13,292 million; 31 December 2021: $12,248 million). Investment flows for half year 2022 include Eastspring Money Market Funds gross inflows of $31,851 million (half year 2021: $30,980 million; full year 2021: $61,949 million) and net inflows of $350 million (half year 2021: net outflows of $(360) million; full year 2021: net outflows of $(1,512) million).

(2)
Movements in funds managed on behalf of M&G plc are analysed below:

	2022 $m	2021 AER $m
	Half year	Half year	Full year
At beginning of period	11,529	15,737	15,737
Net flows	(688)	5	(4,040)
Market and other movements	(1,522)	356	(168)
At end of period	9,319	16,098	11,529

(3)
Total funds under management are analysed by asset class below:

	2022			2021 AER
	30 Jun		30 Jun		31 Dec
	$bn	% of total	$bn	% of total	$bn	% of total
Equity	96.6	43%	109.7	43%	107.1	41%
Fixed income	108.2	49%	125.8	50%	133.6	52%
Alternatives	2.5	1%	2.7	1%	2.7	1%
Money Market Funds	15.0	7%	15.8	6%	15.1	6%
Total funds under management	222.3	100%	254.0	100%	258.5	100%

I(iv)
Group funds under management

For Prudential’s asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each period, focusing on those which are external to the Group and those primarily held by the Group’s continuing insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential’s asset management businesses.

	2022 $bn	2021 $bn
Continuing operations:	30 Jun	30 Jun	31 Dec
Internal funds	168.8	181.9	193.9
Eastspring external funds, including M&G plc (as analysed in note I(iii) above)	90.8	112.2	105.5
Total Group funds under managementnote	259.6	294.1	299.4

Note
Total Group funds under management comprise:

	2022 $bn	2021 $bn
	30 Jun	30 Jun	31 Dec
Total investments and cash and cash equivalents held on the balance sheet	152.4	167.9	177.9
External funds of Eastspring, including M&G plc	90.8	112.2	105.5
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	16.4	14.0	16.0
Total Group funds under management	259.6	294.1	299.4

I(v)
Holding company cash flow

The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the period including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group’s central liquidity.

	2022 $m	2021 $m
	Half year	Half year	Full year
Net cash remitted by business unitsnote (a)	1,009	1,035	1,451
Net interest paid	(117)	(163)	(314)
Corporate expenditurenote (b)	(124)	(216)	(322)
Centrally funded recurring bancassurance fees	(220)	(176)	(176)
Total central outflows	(461)	(555)	(812)
Holding company cash flow before dividends and other movements	548	480	639
Dividends paid	(320)	(283)	(421)
Operating holding company cash flow after dividends but before other movements	228	197	218
Other movements
Issuance and redemption of debt	(1,729)	–	(255)
Hong Kong public offer and international placing	–	–	2,374
Other corporate activitiesnote (c)	159	(256)	(199)
US demerger costs	–	(28)	(30)
Total other movements	(1,570)	(284)	1,890
Net movement in holding company cash flow	(1,342)	(87)	2,108
Cash and short-term investments at beginning of periodnote (d)	3,572	1,463	1,463
Foreign exchange movements	(87)	17	1
Cash and short-term investments at end of periodnote (d)	2,143	1,393	3,572

Notes
(a)
Net cash remitted by business units comprise dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation.
(b)
Including IFRS 17 implementation and restructuring costs paid in the period.
(c)
Other cash flow movements included net receipts from other corporate activities of $159 million (2021: $(256) million net payments) comprising proceeds of $171 million received from the sales of shares in Jackson Financial Inc. together with dividends from Jackson Financial Inc., partially offset by cash provided for investment by the businesses mainly in digital infrastructure.
(d)
Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investments balance.

I(vi)
New business schedules

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous reporting periods. Insurance products refer to those classified as contracts of long-term insurance business for local regulatory reporting purposes.

The details shown for insurance products include contributions from contracts that are classified under IFRS 4, ‘Insurance Contracts’, as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS 4, primarily certain unit-linked and similar contracts written in insurance operations.

New business premiums reflect those premiums attaching to covered business, including premiums from contracts designed as investment contracts under IFRS reporting. Regular premium products are shown on an annualised basis.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Annual premium equivalent (APE) and new business profit (NBP) are determined using the EEV methodology set out in note 7 of our EEV financial results supplement. In determining the EEV basis value of new business written in the period when policies incept, premiums are included at projected cash flows on the same basis of distinguishing regular and single premium business as set out for local statutory basis reporting. APE sales are subject to rounding.

Schedule A Insurance new business (AER and CER)

AER	Single premiums			Regular premiums			APE			PVNBP
	2022 Half year	2021 Half year	+/(-)	2022 Half year	2021 Half year	+/(-)	2022 Half year	2021 Half year	+/(-)	2022 Half year	2021 Half year	+/(-)
Continuing operations:	$m	$m	%	$m	$m	%	$m	$m	%	$m	$m	%
CPL (Prudential's 50% share)	858	787	9%	421	369	14%	507	448	13%	2,119	2,038	4%
Hong Kong	656	132	397%	162	240	(33)%	227	253	(10)%	1,774	1,991	(11)%
Indonesia	120	122	(2)%	98	105	(7)%	110	117	(6)%	442	485	(9)%
Malaysia	45	37	22%	168	207	(19)%	172	211	(18)%	845	992	(15)%
Singapore	1,715	1,155	48%	219	264	(17)%	390	379	3%	3,184	2,940	8%
Growth markets:
Africa	4	7	(43)%	75	65	15%	76	66	15%	151	144	5%
Cambodia	-	-	-	7	7	-	7	7	-	30	30	-
India (Prudential's 22% share)	135	143	(6)%	106	98	8%	120	112	7%	609	579	5%
Laos	-	-	-	-	-	-	-	-	-	-	1	(100)%
Myanmar	-	-	-	1	1	-	1	1	-	4	1	300%
Philippines	36	40	(10)%	84	86	(2)%	87	90	(3)%	297	340	(13)%
Taiwan	86	78	10%	271	178	52%	281	187	50%	994	662	50%
Thailand	72	75	(4)%	92	92	-	99	99	-	394	406	(3)%
Vietnam	66	20	230%	130	111	17%	136	113	20%	885	771	15%
Total insurance operations	3,793	2,596	46%	1,834	1,823	1%	2,213	2,083	6%	11,728	11,380	3%

CER	Single premiums			Regular premiums			APE			PVNBP
	2022 Half year	2021 Half year	+/(-)	2022 Half year	2021 Half year	+/(-)	2022 Half year	2021 Half year	+/(-)	2022 Half year	2021 Half year	+/(-)
Continuing operations:	$m	$m	%	$m	$m	%	$m	$m	%	$m	$m	%
CPL (Prudential's 50% share)	858	785	9%	421	368	14%	507	447	13%	2,119	2,034	4%
Hong Kong	656	130	405%	162	238	(32)%	227	251	(10)%	1,774	1,975	(10)%
Indonesia	120	120	-	98	104	(6)%	110	116	(5)%	442	479	(8)%
Malaysia	45	36	25%	168	199	(16)%	172	202	(15)%	845	952	(11)%
Singapore	1,715	1,128	52%	219	257	(15)%	390	370	5%	3,184	2,869	11%
Growth markets:
Africa	4	7	(43)%	75	64	17%	76	65	17%	151	144	5%
Cambodia	-	-	-	7	7	-	7	7	-	30	30	-
India (Prudential's 22% share)	135	139	(3)%	106	94	13%	120	108	11%	609	557	9%
Laos	-	-	-	-	-	-	-	-	-	-	1	(100)%
Myanmar	-	-	-	1	1	-	1	1	-	4	1	300%
Philippines	36	37	(3)%	84	80	5%	87	83	5%	297	315	(6)%
Taiwan	86	76	13%	271	173	57%	281	181	55%	994	645	54%
Thailand	72	68	6%	92	84	10%	99	91	9%	394	371	6%
Vietnam	66	20	230%	130	112	16%	136	114	19%	885	774	14%
Total insurance operations	3,793	2,546	49%	1,834	1,781	3%	2,213	2,036	9%	11,728	11,147	5%

Schedule B Insurance new business APE and PVNBP (AER and CER)

APE	2021 $m AER		2021 $m CER		2022 $m AER
Continuing operations:	H1	H2	H1	H2	H1
CPL (Prudential's 50% share)	448	328	447	325	507
Hong Kong	253	297	251	295	227
Indonesia	117	135	116	134	110
Malaysia	211	250	202	245	172
Singapore	379	364	370	362	390
Growth markets:
Africa	66	68	65	66	76
Cambodia	7	7	7	7	7
India (Prudential's 22% share)	112	116	108	113	120
Laos	-	1	-	-	-
Myanmar	1	-	1	-	1
Philippines	90	87	83	84	87
Taiwan	187	210	181	204	281
Thailand	99	119	91	116	99
Vietnam	113	129	114	128	136
Total insurance operations	2,083	2,111	2,036	2,079	2,213

PVNBP	2021 $m AER		2021 $m CER		2022 $m AER
Continuing operations:	H1	H2	H1	H2	H1
CPL (Prudential's 50% share)	2,038	1,723	2,034	1,708	2,119
Hong Kong	1,991	2,856	1,975	2,840	1,774
Indonesia	485	582	479	577	442
Malaysia	992	1,145	952	1,121	845
Singapore	2,940	3,274	2,869	3,248	3,184
Growth markets:
Africa	144	144	144	134	151
Cambodia	30	29	30	29	30
India (Prudential's 22% share)	579	593	557	580	609
Laos	1	1	1	1	-
Myanmar	1	2	1	2	4
Philippines	340	315	315	304	297
Taiwan	662	755	645	732	994
Thailand	406	476	371	467	394
Vietnam	771	878	774	875	885
Total insurance operations	11,380	12,773	11,147	12,618	11,728

Note
Comparative results for the first half (H1) and second half (H2) of 2021 are presented on both actual exchange rates (AER) and constant exchange rates (CER). The H2 amounts are presented on year-to-date average exchange rates (including the effect of retranslating H1 results for movements in average exchange rates between H1 and the year-to-date).

Schedule C Insurance new business profit and margin (AER and CER)

	2021 AER		2021 CER		2022 AER
Continuing operations:	HY	FY	HY	FY	HY
New business profit ($m)
CPL (Prudential's 50% share)	228	352	227	350	217
Hong Kong	306	736	304	731	211
Indonesia	57	125	56	124	52
Malaysia	113	232	109	226	70
Singapore	215	523	210	515	244
Growth markets and other	257	558	249	543	304
Total insurance business	1,176	2,526	1,155	2,489	1,098

New business margin (NBP as a % of APE)
CPL	51%	45%	51%	45%	43%
Hong Kong	121%	134%	121%	134%	93%
Indonesia	49%	50%	48%	50%	47%
Malaysia	54%	50%	54%	51%	41%
Singapore	57%	70%	57%	70%	63%
Growth markets and other	38%	40%	38%	40%	38%
Total insurance business	56%	60%	57%	60%	50%

New business margin (NBP as a % of PVNBP)
CPL	11%	9%	11%	9%	10%
Hong Kong	15%	15%	15%	15%	12%
Indonesia	12%	12%	12%	12%	12%
Malaysia	11%	11%	11%	11%	8%
Singapore	7%	8%	7%	8%	8%
Growth markets and other	9%	9%	9%	9%	9%
Total insurance business	10%	10%	10%	10%	9%

Schedule D Investment flows and FUM (AER)

	2021 $m		2022 $m
Eastspring:	H1	H2	H1
Third-party retail:note
Opening FUM	66,838	67,903	68,516
Net flows:
- Gross Inflows	17,491	17,065	11,050
- Redemptions	(18,281)	(15,148)	(12,808)
	(790)	1,917	(1,758)
Other movements	1,855	(1,304)	(8,351)
Closing FUM	67,903	68,516	58,407

Third-party institutional:
Opening FUM	13,827	14,901	13,192
Net flows:
- Gross Inflows	1,264	1,194	561
- Redemptions	(983)	(1,989)	(589)
	281	(795)	(28)
Other movements	793	(914)	(2,176)
Closing FUM	14,901	13,192	10,988

Total third-party closing FUM (excluding MMF and funds held on behalf of M&G plc)	82,804	81,708	69,395

Note
Mandatory Provident Fund (MPF) product flows in Hong Kong are included at Prudential's 36 per cent interest in the Hong Kong MPF business.

II
Calculation of alternative performance measures

Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group’s financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i)
Reconciliation of adjusted operating profit to profit before tax

Adjusted operating profit presents the operating performance of the business. This measurement basis adjusts for the following items within total IFRS profit before tax:

–
Short-term fluctuations in investment returns on shareholder-backed business;
–
Amortisation of acquisition accounting adjustments arising on the purchase of business; and
–
Gain or loss on corporate transactions.

More details on how adjusted operating profit is determined are included in note B1.2 of the Group IFRS financial results. A full reconciliation to profit after tax is given in note B1.1 of the Group IFRS financial results.

II(ii)
Calculation of IFRS gearing ratio

IFRS gearing ratio is calculated as net core structural borrowings of shareholder-financed businesses divided by closing IFRS shareholders’ equity plus net core structural borrowings, all in respect of continuing operations.

	2022 $m	2021 $m
Continuing operations:	30 Jun	30 Jun	31 Dec
Core structural borrowings of shareholder-financed businesses	4,266	6,404	6,127
Less holding company cash and short-term investments	(2,143)	(1,393)	(3,572)
Net core structural borrowings of shareholder-financed businesses	2,123	5,011	2,555
Closing shareholders’ equity	16,109	13,046	17,088
Closing shareholders’ equity plus net core structural borrowings	18,232	18,057	19,643
IFRS gearing ratio	12%	28%	13%

II(iii)
Return on IFRS shareholders’ equity
This measure is calculated as adjusted operating profit, after tax and non-controlling interests, divided by average shareholders’ equity.

Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS financial results. Half year profits are annualised by multiplying by two.

	2022 $m	2021 $m
Continuing operations:	Half year	Half year	Full year
Adjusted operating profit	1,661	1,571	3,233
Tax on adjusted operating profit	(314)	(222)	(548)
Adjusted operating profit attributable to non-controlling interests	(4)	(7)	(17)
Adjusted operating profit, net of tax and non-controlling interests	1,343	1,342	2,668

Shareholders’ equity at beginning of period	17,088	12,367	12,367
Shareholders’ equity at end of period	16,109	13,046	17,088
Average shareholders’ equity	16,599	12,707	14,728
Operating return on average shareholders’ equity (%)	16%	21%	18%

II(iv)
Calculation of IFRS shareholders’ equity per share

IFRS shareholders’ equity per share is calculated as closing IFRS shareholders’ equity divided by the number of issued shares at the end of the periods.

	2022	2021
	30 Jun	30 Jun	31 Dec
Number of issued shares at the end of the period	2,749	2,616	2,746

Closing IFRS shareholders’ equity for continuing operations ($ million)	16,109	13,046	17,088
Shareholders’ equity per share (cents) for continuing operations	586¢	499¢	622¢
Closing IFRS shareholders’ equity for discontinuing operations ($ million)	–	2,667	–
Shareholders’ equity per share (cents) for discontinued US operations	–	102¢	–
Group Shareholders’ equity per share (cents)	586¢	601¢	622¢

II(v)
Calculation of Eastspring cost/income ratio

The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

	2022 $m	2021 $m
	Half year	Half year	Full year
IFRS revenue	271	350	665
Share of revenue from joint ventures and associates	149	147	314
Commissions	(84)	(117)	(217)
Performance-related fees	(4)	(6)	(15)
Operating income before performance-related feesnote	332	374	747

IFRS charges	205	262	498
Share of expenses from joint ventures and associates	63	51	122
Commissions	(84)	(117)	(217)
Operating expense	184	196	403
Cost/income ratio (operating expense/operating income before performance-related fees)	55%	52%	54%

Note
IFRS revenue and charges for Eastspring are included within the IFRS Income statement in ‘other income’ and ‘acquisition costs and other expenditure’ respectively. Operating income and expense include the Group’s share of contribution from joint ventures and associates. In the condensed consolidated income statement of the Group IFRS financial results, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi)
Reconciliation of gross premiums earned to renewal insurance premiums

	2022 $m	2021 $m
Continuing operations:	Half year	Half year AER	Half year CER	Full year AER
IFRS gross premiums earned	12,241	11,521	11,287	24,217
Less: General insurance premium	(60)	(62)	(61)	(124)
Less: IFRS gross earned premium from new regular and single premium business	(3,990)	(2,764)	(2,698)	(6,500)
Add: Renewal premiums from joint ventures and associatesnote	1,097	1,150	1,130	2,295
Renewal insurance premiums	9,288	9,845	9,658	19,888

Annual premium equivalent (APE)	2,213	2,083	2,036	4,194
Life weighted premium income	11,501	11,928	11,694	24,082

Note
For the purpose of the definition of renewal premiums from joint ventures and associates in the table above, premiums for the deposit component of insurance contracts from CPL are excluded.

II(vii)
Reconciliation of gross premiums earned to APE new business sales

The Group reports APE new business sales as a measure of the new policies sold in the period. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the period for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. The use of the one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business. This differs from the IFRS measure of gross premiums earned as shown below:

	2022 $m	2021 $m
Continuing operations:	Half year	Half year	Full year
Gross premiums earned	12,241	11,521	24,217
Less: premiums from in-force renewal businessnote (a)	(8,191)	(8,695)	(17,593)
Less: 90% of single premiums on new business sold in the periodnote (b)	(2,510)	(1,490)	(3,602)
Add: APE sales from joint ventures and associates on equity accounting methodnote (c)	662	607	1,104
Other adjustmentsnote (d)	11	140	68
Annual premium equivalent (APE)	2,213	2,083	4,194

Notes
(a)
Gross premiums earned include premiums from existing in-force business as well as new business given the Group’s focus on recurring premium business.
(b)
APE new business sales only include one-tenth of single premiums, recorded on policies sold in the period. Gross premiums earned include 100 per cent of such premiums.
(c)
For the purpose of reporting APE new business sales, the Group’s share of amounts sold by the Group’s insurance joint ventures and associates are included. Under IFRS, joint ventures and associates are equity accounted and so no amounts are included within gross premiums earned.
(d)
APE new business sales are annualised while gross premiums earned are recorded only when revenues are due. Other adjustments also reflect the inclusion of policies written in the period which are classified as investment contracts without discretionary participation features under IFRS 4, which are recorded as deposits and therefore not in gross premiums earned, and the exclusion of general insurance earned on an IFRS basis.

II(viii)
Gross premiums earned including joint ventures and associates

	2022 $m	2021 $m
Continuing operations:	Half year	Half year	Full year
IFRS gross premiums earned	12,241	11,521	24,217
Gross premiums earned from joint ventures and associates	2,368	2,066	4,579
Total Group	14,609	13,587	28,796

Note
Calculated in accordance with the Group’s IFRS accounting policies, which includes the full premium for insurance contracts classified under IFRS 4.

II(ix)
Reconciliation between IFRS and EEV shareholders’ equity

The table below shows the reconciliation of EEV shareholders’ equity and IFRS shareholders’ equity at the end of the period:

	2022 $m	2021 $m
Continuing operations:	30 Jun	30 Jun	31 Dec
IFRS shareholders’ equity	16,109	13,046	17,088
Less: DAC assigned zero value for EEV purposes	(2,884)	(2,505)	(2,815)
Add: Value of in-force business of long-term businessnote (a)	27,381	34,903	35,456
Othernote (b)	1,694	(2,282)	(2,374)
EEV shareholders’ equity	42,300	43,162	47,355

Notes
(a)
EEV shareholders’ equity comprises the present value of the shareholders’ interest in the value of in-force business, total net worth of long-term business operations and IFRS shareholders’ equity of asset management and other operations. The value of in-force business reflects the present value of expected future shareholder cash flows from long-term in-force business which are not captured as shareholders’ interest on an IFRS basis. Total net worth represents the regulatory basis net assets for EEV reporting purposes, with adjustments as appropriate.
(b)
Other adjustments represent asset and liability valuation differences between IFRS and the local regulatory reporting basis used to value total net worth for long-term insurance operations. These also include the mark-to-market value movements of the Group’s core structural borrowings which are fair valued under EEV but are held at amortised cost under IFRS. One of the most significant valuation differences relate to changes in the valuation of insurance liabilities.

II(x)
Calculation of return on embedded value

Operating return on embedded value is calculated as the EEV operating profit for the period as a percentage of average EEV basis shareholders’ equity for continuing operations. Half year profits are annualised by multiplying by two.

	2022* $m	2021 $m
	Half year	Half year	Full year
EEV operating profit for the period	1,806	1,749	3,543
Operating profit attributable to non-controlling interests	(10)	(14)	(28)
EEV operating profit, net of non-controlling interests	1,796	1,735	3,515

Shareholders’ equity at beginning of period	47,584	41,926	41,926
Shareholders’ equity at end of period	42,300	43,162	47,355
Average shareholders’ equity	44,942	42,544	44,641
Operating return on average shareholders’ equity (%)	8%	8%	8%
*
Opening shareholders’ equity at the beginning of half year 2022 has been adjusted for the early adoption of the Hong Kong Risk-based Capital (HK RBC) regime. Further details can be found in the Basis of Preparation in the EEV basis results.

New business profit over embedded value is calculated as the EEV new business profit for the period as a percentage of average EEV basis shareholders’ equity for continuing long-term business operations, excluding goodwill attributable to equity holders.

	2022	2021
	Half year	Half year	Full year
New business profit ($ million)*	1,098	1,176	2,526
Average EEV basis shareholders’ equity for continuing long-term business operations, excluding goodwill attributable to equity holders ($ million)	41,920	43,272	43,754
New business profit on embedded value (%)	5%	5%	6%
*
New business profit is attributed to the shareholders of the Group before deducting the amount attributable to non-controlling interests.

Average embedded value has been based on opening and closing EEV basis shareholders’ equity for continuing long-term business operations, excluding goodwill attributable to equity holders, as follows:

	2022* $m	2021 $m
	Half year	Half year	Full year
Shareholders’ equity at beginning of period	44,875	42,861	42,861
Shareholders’ equity at end of period	38,965	43,682	44,646
Average shareholders’ equity	41,920	43,272	43,754
*
Opening shareholders’ equity at the beginning of half year 2022 has been adjusted for the early adoption of the HK RBC regime. Further details can be found in the Basis of Preparation in the EEV basis results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 August 2022

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer